SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

Kenneth D. DeGiorgio, Esq.

1 First American Way

Santa Ana, California 92707-5913

(714) 250-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Michelle A. Hodges, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Dr.

Irvine, California 92612-4412

(949) 451-3800

October 8, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0
(1)	Names of reporting persons. FADV Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☒(1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 47,726,521(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 47,726,521(1)
(11)	Aggregate amount beneficially owned by each reporting person 47,726,521(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 79.8%(2)
(14)	Type of reporting person (see instructions) HC

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of First Advantage Corporation’s Class A common stock, par value $0.001 per share (the “Class A Stock”), by virtue of Experian’s ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2005. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.

(2)	Based on 12,097,680 shares of Class A Stock outstanding as of October 7, 2009 (pursuant to information provided by the Issuer), and includes shares of Class A Stock that may be acquired within 60 days of October 7, 2009 upon conversion of shares of First Advantage Corporation’s Class B common stock, par value $0.001 per share (the “Class B Stock”), on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

CUSIP No. 31845F 10 0
(1)	Names of reporting persons. The First American Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☒(1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,386
	(8)	Shared voting power 47,726,521(1)
	(9)	Sole dispositive power 29,876,249
	(10)	Shared dispositive power 47,726,521(1)
(11)	Aggregate amount beneficially owned by each reporting person 47,726,521(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 79.8%(2)
(14)	Type of reporting person (see instructions) HC/CO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of Class A Stock by virtue of Experian’s ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to the Schedule 13D filed with the SEC on September 23, 2005. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.

(2)	Based on 12,097,680 shares of Class A Stock outstanding as of October 7, 2009 (pursuant to information provided by the Issuer), and includes shares of Class A Stock that may be acquired within 60 days of October 7, 2009 upon conversion of shares of Class B Stock, on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

CUSIP No. 31845F 10 0
(1)	Names of reporting persons. First American Real Estate Information Services, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☒(1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 47,726,521(1)
	(9)	Sole dispositive power 536,585
	(10)	Shared dispositive power 47,726,521(1)
(11)	Aggregate amount beneficially owned by each reporting person 47,726,521(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 79.8%(2)
(14)	Type of reporting person (see instructions) CO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of Class A Stock by virtue of Experian’s ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to the Schedule 13D filed with the SEC on September 23, 2005. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.

(2)	Based on 12,097,680 shares of Class A Stock outstanding as of October 7, 2009 (pursuant to information provided by the Issuer), and includes shares of Class A Stock that may be acquired within 60 days of October 7, 2009 upon conversion of shares of Class B Stock, on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

CUSIP No. 31845F 10 0
(1)	Names of reporting persons. First American Real Estate Solutions LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☒(1)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 47,726,521(1)
	(9)	Sole dispositive power 17,317,073
	(10)	Shared dispositive power 47,726,521(1)
(11)	Aggregate amount beneficially owned by each reporting person 47,726,521(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 79.8%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of Class A Stock by virtue of Experian’s ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to the Schedule 13D filed with the SEC on September 23, 2005. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.

(2)	Based on 12,097,680 shares of Class A Stock outstanding as of October 7, 2009 (pursuant to information provided by the Issuer), and includes shares of Class A Stock that may be acquired within 60 days of October 7, 2009 upon conversion of shares of Class B Stock, on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock).

INTRODUCTION:

This Schedule 13D/A amends the Schedule 13D previously filed by The First American Corporation, a California corporation (“First American”), on June 16, 2003 (the “Original 13D”), as amended by Amendments No. 1, No. 2 and No. 3 to the Original 13D filed jointly by First American; FADV Holdings LLC, a Delaware limited liability company (“Holdings”); First American Real Estate Solutions LLC, a California limited liability company (“FARES”); and First American Real Estate Information Services, Inc., a California corporation (“FAREISI”; First American, Holdings, FARES and FAREISI are each sometimes referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”) on September 23, 2005, April 14, 2006 and June 29, 2009, respectively, relating to shares of Class A common stock, par value $0.001 per share (the “Class A Stock”), of First Advantage Corporation, a Delaware corporation (the “Issuer”), including Class A Stock that may be acquired upon conversion of the Issuer’s Class B common stock, par value $0.001 per share (the “Class B Stock”), held by the Reporting Persons. Unless specifically amended or updated hereby, the disclosure set forth in the Original 13D, as filed or previously amended, remains unchanged. Capitalized terms used herein have the meanings ascribed to them in the Original 13D, as filed or previously amended, unless otherwise indicated.

ITEM 3. SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

First American has commenced an exchange offer for all shares of Class A Stock of the Issuer (the “Exchange Offer”). First American will use its common shares (plus cash in lieu of fractional shares) as consideration for the shares of Class A Stock of the Issuer to be acquired in the Exchange Offer, at a fixed exchange ratio of 0.58 of a First American common share per share of Class A Stock and subsequent short-form merger of a wholly-owned subsidiary of First American with and into the Issuer (the “Merger”), each as described, and subject to the terms and conditions set forth, in the prospectus included as part of a Registration Statement on Form S-4 filed on October 9, 2009 (the “Prospectus”).

ITEM 4. PURPOSE OF TRANSACTION.

On October 8, 2009, First American issued a press release (the “Press Release”) announcing its intention to commence the Exchange Offer. The Press Release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

On October 9, 2009, First American commenced the Exchange Offer on the terms and conditions set forth in the Prospectus. The Prospectus is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Based on information provided by the Issuer, as of October 7, 2009, there were 12,097,680 shares of Class A Stock and 47,726,521 shares of Class B Stock outstanding. Each share of Class B Stock is convertible on a one-for-one basis into one share of Class A Stock at any time in the absolute discretion of the holder of such share and on a mandatory basis upon the occurrence of certain events specified in the Issuer’s First Amended and Restated Certificate of Incorporation. Holdings, by virtue of its ownership of 47,726,521 shares of Class B Stock, is the beneficial owner of 47,726,521 shares of Class A Stock, which represents 79.8% of the Class A Stock. First American, FARES and FAREISI, as holders of 62.5917%, 36.284% and 1.1243%, respectively, of the outstanding equity of Holdings, and based on their status as affiliates, may be deemed to share voting and dispositive power with respect to the 47,726,521 shares of Class A Stock beneficially owned by Holdings. However, each of the Reporting Persons disclaim beneficial ownership over the others’ shares except to the extent of its pecuniary interest therein. In addition, because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Issuer representing approximately 98% of the voting power of the Issuer (assuming no conversion of the Class B Stock). In addition, First American has received 3,386 shares of Class A Stock pursuant to agreements with Parker S. Kennedy and Frank V. McMahon whereby Messrs. Kennedy and McMahon are required to remit to First American any after-tax benefits derived from restricted stock unit awards granted to them by the Issuer in connection with their service on the Issuer’s board of directors.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the Exchange Offer and Merger, First American and Experian Information Solutions, Inc. have entered into a Consent to Transaction, dated October 2, 2009 (the “Consent to Transaction”). The Consent to Transaction is described in the Prospectus under the heading “AGREEMENTS REGARDING FIRST ADVANTAGE SECURITIES—Experian Consent,” which description is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Press Release, dated October 8, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed on October 8, 2009).

99.2	Prospectus registering the offer and sale of common shares of The First American Corporation (incorporated by reference to The First American Corporation’s registration statement on Form S-4 filed on October 9, 2009).

99.3	Consent to Transaction, by and between The First American Corporation and Experian Information Solutions, Inc., dated October 2, 2009.

*        *        *

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 9, 2009	FADV HOLDINGS LLC
/s/ Kenneth D. DeGiorgio
Kenneth DeGiorgio, Vice President

Date: October 9, 2009	THE FIRST AMERICAN CORPORATION
/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Senior Vice President

Date: October 9, 2009	FIRST AMERICAN REAL ESTATE INFORMATION
/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Vice President

Date: October 9, 2009	FIRST AMERICAN REAL ESTATE SOLUTIONS LLC
/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Vice President

Index to Exhibits

99.1	Press Release, dated October 8, 2009 (incorporated by reference to the First American Corporation’s current report on Form 8-K filed on October 8, 2009).

99.2	Prospectus registering the offer and sale of common shares of The First American Corporation (incorporated by reference to The First American Corporation’s registration statement on Form S-4 filed on October 9, 2009).

99.3	Consent to Transaction, by and between The First American Corporation and Experian Information Solutions, Inc., dated October 2, 2009.